Putnam Investments
One Post Office Square
Boston, MA 02109
March 1, 2010

BY EDGAR CORRESPONDENCE FILING

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Linda Stirling, Esq.

Re:	Putnam Global Income Trust (Securities Act Reg. No. 33-7232 and Investment Company Act File No. 811-
04524) (the “Fund”)—Post-Effective Amendment No. 26 to the Fund’s Registration Statement on Form
N-1A (the “Amendment”)

Dear Ms. Stirling:

We are filing today through the EDGAR system, on behalf of the above-referenced Fund, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Amendment.

The Amendment is electronically coded to show changes from the Fund’s prospectus and statement of additional information included in a filing made by the Fund on December 30, 2009 pursuant to Rule 485(a) under the Securities Act (the “485(a) filing”) and Rule 8b-16 under the Investment Company Act of 1940, as amended (the “1940 Act”). These changes include the updating of financial statements and other information pursuant to Section 10(a)(3) of the Securities Act. Certain changes also have been made in response to comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on February 2, 2010, regarding the 485(a) filing.

For convenience of reference, I have summarized the Staff’s comments before the responses by the Fund.

Prospectus

1. In Fund summary—Goal: Revise the disclosure to remove reference to the Fund’s principal investments, and substitute the phrase “long-term total return” with “long-term capital appreciation”; and remove the disclosure that the Fund pursues its secondary objectives only to the extent consistent with its primary objective.

Response:

We have modified the disclosure to remove reference to the Fund’s principal investments. The Fund’s goal now reads, “[The Fund] seeks high current income. Preservation of capital and long-term total return are secondary objectives, but only to the extent consistent with the objective of seeking high current income.” We have retained both the phrase “long-term total return” as part of the Fund’s secondary objectives and the phrase “but only to the extent consistent with the objective of seeking high current income,” and we believe the disclosure represents an accurate statement of the Fund’s goal.

2. In Fund summary—Fees and expenses:

a. In the “Annual fund operating expenses” table, change the heading of the last column to “Total annual fund operating expenses after expense reimbursement.”

b. In the “Annual fund operating expenses” table, delete the footnote to the “Other Expenses” column stating “Estimate of expenses attributable to the fund’s investments in other investment companies.”

c. In the “Annual fund operating expenses” table, in response to Instruction 3(c)(iii) to Item 3 of Form N-1A, include a “Total other expenses” column after the “Acquired fund operating expenses” column.

d. In the “Annual fund operating expenses” table, clarify in the second sentence of the asterisked footnote how Putnam Investment Management, LLC’s obligation to waive the Fund’s management fee is “contractual” if Putnam Investment Management, LLC can modify the obligation at any time.

Responses:

a. As requested, the column heading has been changed.

b. As requested, we have deleted the footnote.

c. Having considered Item 3 and all of the instructions thereto, in particular Instruction 3(f) with respect to the “Acquired fund operating expenses” column, we do not believe that Instruction 3(c)(iii) requires the addition of the requested column.

d. The second sentence of the asterisked footnote has been modified as follows: “This obligation may be modified or discontinued only with approval of the Board of Trustees.”

3. In Fund summary—Investments, risks, and performance:

a. In light of the use of the term “global” in the Fund’s name, adopt a policy that the Fund will normally invest in at least 3 countries, including the United States, and at least 40% of its net assets in securities of foreign issuers and add corresponding disclosure in the “Investments” or “What are the fund’s main investment strategies and related risks?” sections. Also, disclose the criteria by which the Fund determines whether an issuer is “foreign” in light of such a policy.

b. Expand the disclosure in the “Risks” section to include prepayment risk associated with mortgage-backed investments if this risk is a principal risk for the Fund.

c. Expand the disclosure in the “Investments” section to include reference to the Fund’s investments in emerging market and mortgage-backed securities, the risks associated with which are disclosed in the “Risks” section.

d. Revise the lead-in paragraph to the performance tables in the “Performance” section to correspond with the text provided in Item 4(b)(2)(i) of Form N-1A.

Responses:

a. We note that the Fund has operated under its current name and without the requested investment policy since June 1, 1987. We believe that the Fund’s name is consistent with Section 35(d) of the 1940 Act and Rule 35d-1 thereunder and appropriately reflects the Fund’s investments and risks.

We will, however, continue to examine whether additional limitations on the Fund’s investment flexibility and/or disclosure enhancements to more clearly describe the Fund’s positioning relative to its global benchmark, the Barclays Global Aggregate Bond Index, are appropriate. We expect to communicate to the Staff the results of our examination as soon as practicable, and would expect to make any necessary or appropriate changes in a prospectus supplement or in connection with the Fund’s next annual update.

b. As requested, we have added additional disclosure to the “Risks” section regarding prepayment risk associated with mortgage-backed investments.

c. As requested, we have added a reference in the “Investments” section regarding the Fund’s investments in mortgage-backed securities. With respect to the Fund’s investments in emerging market investments, we believe that the existing language referencing investments in “other obligations of companies and governments worldwide” encompasses emerging market investments without unduly emphasizing it (which we believe to be appropriate given the Fund’s expected exposures to emerging market investments).

d. We have retained the current disclosure because we believe that the text in Item 4(b)(2)(i) is provided as sample disclosure only and that the current disclosure complies with the requirements to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns.”

4. In Who oversees and manages the fund? – The fund’s investment manager: In the “Portfolio managers” section, in response to Item 10(a)(2) of Form N-1A, in addition to providing each portfolio manager’s job titles over the past 5 years, please provide a brief description of each portfolio manager’s business experience over the past 5 years.

Response:

The table used to present each portfolio manager’s business experience during the past five years includes each individual’s current business title, which indicates the individual’s primary responsibility within Putnam. If the individual held other business titles at Putnam or at another employer during the past five years, those positions are also included in the table. We have retained the current content and format of the disclosure since we believe it provides the information required by Item 10(a)(2) of Form N-1A. In addition, we believe the use of a tabular format is consistent with the “plain English” rules in Rule 421(b) through (d).

I believe that this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-1224.

Having reviewed the Amendment, the undersigned represents pursuant to Rule 485(b)(4) under the Securities Act that it does not contain disclosure which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours,

/s/ Carlo N. Forcione

Carlo N. Forcione
Vice President and Counsel

cc: Brian D. McCabe, Esq., Ropes & Gray LLP
Ruth S. Kanfer, Esq., Ropes & Gray LLP
Philip W. Romohr, Esq., Ropes & Gray LLP
Timothy F. Cormier, Esq., Ropes & Gray LLP